EXHIBIT 12
HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Three Months Ended March 31,
	2015	2014
Earnings:
Income before taxes	$313	$207
Equity in earnings from unconsolidated affiliates	(4)	(4)
	309	203
Add:
Fixed charges	175	187
Distributed income of equity method investees	12	2
Subtract:
Interest capitalized	(1)	(1)
Earnings available for fixed charges	$495	$391

Fixed Charges:
Interest expense(1)	$144	$153
Interest capitalized	1	1
Estimated interest included in rent expense	30	33
Total Fixed Charges	$175	$187

Ratio of Earnings to Fixed Charges	2.8	2.1
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(1)    Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.